UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

KENTUCKY USA ENERGY, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

491665105

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 491665105
(1)	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).

Trinity Group Holdings, LLC EIN: 01-0856669
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Citizenship or Place of Organization

Kentucky
(5) Sole Voting Power

3,420,000
Number of	(6) Shared Voting Power
Shares
Beneficially	N/A
Owned by	(7) Sole Dispositive Power
Each Reporting
Person With	3,420,000
(8) Shared Dispositive Power

N/A
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

3,420,000
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
(11)	Percent of Class Represented by Amount in Row (9)

9.3%[1]
(12)	Type of Reporting Person (See Instructions)

OO

1 Based on 36,927,092 shares of common stock outstanding on April 30, 2010.

Item 1.

	(a)	Name of Issuer: KENTUCKY USA ENERGY, INC.
	(b)	Address of Issuer's Principal Executive Offices:
321 Somerset Road, Suite 1, London, KY 40741

Item 2.

	(a)	Name of Person Filing: Trinity Group Holdings, LLC
	(b)	Address of Principal Business Office or, if none, Residence:
339 Bridle Run, Somerset, KY 42503
	(c)	Citizenship: Kentucky
	(d)	Title of Class of Securities: Common Stock, $0.0001 par value
	(e)	CUSIP Number: 491665105

Item 3.	Statements Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

	(a)	Amount beneficially owned: 3,420,000
	(b)	Percent of class: 9.3%[1]
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote See Item 5 of cover page
	(ii)	Shared power to vote or to direct the vote See Item 6 of cover page
	(iii)	Sole power to dispose or to direct the disposition of See Item 7 of cover page
	(iv)	Shared power to dispose or to direct the disposition of See Item 8 of cover page

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

1 Based on 36,927,092 shares of common stock outstanding on April 30, 2010.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2010

TRINITY GROUP HOLDINGS, LLC

By:	/s/ M. Joel Patton
	Name:	M. Joel Patton
	Title:	Managing Member

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)